UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ACCELRYS, INC.
(Name of Subject Company (Issuer))

3DS ACQUISITION CORP.
(Offeror)
A Wholly Owned Direct Subsidiary of

DASSAULT SYSTÈMES AMERICAS CORP.
(Offeror)
A Wholly Owned Indirect Subsidiary of

DASSAULT SYSTÈMES SA
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

00430U103
(CUSIP Number of Class of Securities)

Samia Sellam
Dassault Systèmes
10 rue Marcel Dassault, CS 40501
78946 Vélizy-Villacoublay Cedex
France
+ 33 1 61 62 71 94
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Andrew R. Thompson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Presentation Slides issued by Dassault Systèmes on January 30, 2014.

99.2	Script of conference call on January 30, 2014 issued by Dassault Systèmes on January 31, 2014.

99.3	Transcript of conference call on January 30, 2014 issued by Dassault Systèmes on January 31, 2014.

99.4	Updated website material published by Dassault Systèmes on January 31, 2014.

99.5	Website material published by Dassault Systèmes on January 30, 2014.

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